

Transaction to realise value and secure long-term growth on NCS

22 October 2012

Transaction to realise value and secure long-term growth on NCS

- Asset swap with Wintershall
  - USD 1.45 bn net cash to Statoil, including contingent payment of USD 100 million

- Realises substantial value from non-core assets*
  - Exits Brage, farms down Gjøa, Vega & Vega South
  - 1H 2012 production: 39 kboed
  - Transfers Brage operatorship to Wintershall

- Adds new growth asset in Johan Sverdrup area
  - Acquires 15% in Edvard Grieg (previously Luno)
  - PDO approved June 2012; first oil Q4 2015

- Subject to approval by the authorities
- Effective date: 1 January 2013

FARM-DOWNS	BEFORE	AFTER
Gjøa	20%	5%
Vega Unit	54%	24%
PL 090C**	45%	15%
PL248** & PL248B	60%	30%
EXIT		
Brage	32.7%	0%

NEW ASSET		
Edvard Grieg	0%	15%

NET PROCEEDS TO STATOIL
USD 1.45 bn cash (incl. USD 100 million contingent payment)

* NPD reported reserves of 86 mmboe (class 1 - 3 which includes Brage, Gjøa, Vega) as of 31.12.2011, which are corrected for estimated 2012 production, using pro-rata figures for Q3 and Q4 2012   ** Carve-out of Vega acreage

Statoil

Optimises portfolio to realise substantial value





Exits Brage, farms down in Gjøa and Vega

- Monetises non-core assets
- Enables a more focused portfolio on the NCS
- Strengthens the capacity for growth

Transfers Brage operatorship to Wintershall

- Wintershall has announced high ambitions for growth
- Ensures continued safe and secure operations
- Supports personnel offshore/onshore in transition

Statoil

Consolidates Statoil's industrial position for value creation in Utsira High area

Edvard Grieg – high value North Sea field

- Forecast gross plateau production of 100 kboed*

- Further exploration potential

Further strengthens our area position

- Takes on role in the Edvard Grieg partnership

- Largest player on Utsira High

- Positions Statoil to drive strategic agenda

- Confirms our commitment to NCS growth



* According to the PDO presented by the partnership

Statoil

Secures profitable long-term growth on NCS

- Strengthens position in core area
- Demonstrates industrial value of NCS assets
- Enhances financial flexibility


Continue portfolio management to enhance value creation
Revitalise NCS with high value barrels
Apply technology to expand in unconventionals
Production above 2.5 million boe/d in 2020
Create value from a superior gas position
Develop a leading global exploration company
Build material positions in 3-5 offshore business clusters

Statoil

Thank you



Statoil